SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

Cautionary Investment Information Relating to Kookmin Bank Shares

On August 25, 2004, the Korea Stock Exchange officially announced the following resolution by the Securities and Futures Commission through its Korea Investors’ Network for Disclosure System:

1. Findings

A. Violations of Korean accounting principles in connection with the merger with Kookmin Credit Card

-	In connection with Kookmin Bank’s merger with Kookmin Credit Card(KCC), the provisioning of Won 1,656.4 billion in connection with such merger was made after instead of prior to the merger. This constituted a violation of Korean accounting principles.

Accordingly, instead of treating it as ‘equity method evaluation gain/loss’, it was incorrectly stated as ‘loan loss provisions related with the merger’ (Won 1,230.2 billion), and therefore the retained earnings were over-stated by Won 309.6 billion

-	Mistakes with respect to financial footnotes

B. Under-statement of provisions (Won 213.2 billion) relating to guarantees (contingent liabilities)

In connection with issuance of ABSs, Kookmin Bank under-estimated the future contingent losses from its credit facility of Won 750.0 billion provided to its special purpose vehicles. As a result, Kookmin Bank under-appropriated Won 213.2 billion in its ‘other provisions (provisions for contingent liabilities)’.

C. Accounting errors relating to swap-termination losses (Won 27.2 billion)

Prior to the merger with Kookmin Bank, KCC misstated its swap-termination losses as ‘ABS prepaid asset’ following the prepayment of the related ABS issued by its special purpose vehicle. Kookmin Bank, at the time of the merger, did not adjust the entries correctly and instead recorded it as ‘a decrease in its liabilities’. This resulted in the under-statement of its net loss by Won 27.2 billion.

2. Measures

A. Fines of Won 2 billion

B. Restriction with respect to auditor appointment for two years

C. Corrections

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 25, 2004	By:	/s/ Ki Sup Shin
(Signature)

	Name:	Ki Sup Shin
	Title:	Senior Executive Vice President
and Chief Financial Officer

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